Exhibit 1.01
Conflict Minerals Report of Columbus McKinnon Corporation
in Accordance with Rule 13p-1, Form SD under the Securities Exchange Act of 1934, for the year ended December 31, 2018.

1. Introduction

This is the Conflict Minerals Report (“Report”) of Columbus McKinnon Corporation (“CMCO”) for calendar year 2018 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). Conflict minerals are defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, tungsten and gold (“3TG”) for the purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

2. Product Overview

Columbus McKinnon Corporation is a leading designer, manufacturer and marketer of motion control products, technologies, systems and services that efficiently and ergonomically move, lift, position and secure materials. Key products include hoists, rigging tools, digital power control systems, and actuators.

We have determined that certain products that we manufacture or contract to manufacture contain 3TG. Due to the depth of our supply chain, CMCO is many steps removed from the sources of ore from which these 3TG are produced and the smelters/refiners that process those ores. The efforts undertaken to identify the countries of origin of those ores reflect our circumstances and position in the supply chain. We must rely upon our direct suppliers, many of which are not subject to the Rule, to canvas their upstream suppliers to provide information on the origin of the 3TG in the components and materials which we purchase and incorporate into our product lines. As such, our efforts are dependent on the information provided by our suppliers, which may be inaccurate or incomplete.

3. Reasonable Country of Origin Inquiry and Due Diligence Process

This Report describes the measures that CMCO has taken to exercise in good faith a reasonable country of origin inquiry regarding the 3TG contained in its products. CMCO’s reasonable country of origin inquiry was designed to determine whether any of the 3TG originated in the Democratic Republic of the Congo or an adjoining country, and, if so, are they conflict free.

CMCO’s due diligence procedures were designed to conform, in all material respects, to the OECD’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Third Edition). Our conflict minerals due diligence process includes the following:

•	Adopted a Conflict Minerals Policy, which can be located on our website at
https://www.cmworks.com/investors/

•	Revised our standard terms and conditions for North American suppliers to include a conflict minerals clause.

•
Identified the components of our current products lines that may contain conflict minerals and through our global sourcing department identified the suppliers through which those components are sourced.

•
Conduct an annual survey of suppliers of those components and ask them to complete the template developed by the Responsible Minerals Initiative formerly known as Conflict-Free Sourcing Initiative (“RMI”), which template is known as the Conflict Minerals Reporting Template (the “CMRT”).The CMRT is being used by many companies in their due diligence processes related to conflict minerals and we require our suppliers to use the CMRT.

For the year ended December 31, 2018, we surveyed 229 suppliers. We made follow-up inquires to the suppliers that did not respond and to suppliers that provided incomplete responses.

As a downstream supplier, CMCO does not have a direct relationship with 3TG smelters and refiners, and does not perform or direct audits of these entities within our supply chain. The large majority of the responses received provided data at the supplier company level or a division/segment level relative to the supplier, rather than at a level directly relating to a part number that the supplier supplies to us, or were otherwise unable to specify the smelters or refiners used for components supplied to us. We were therefore unable to determine whether any of the 3TG that these suppliers reported was contained in components supplied to us or to validate that any of these smelters or refiners are actually in our supply chain.

We publicly file a Form SD, and if applicable, a Conflict Minerals Report with the Securities and Exchange Commission, which is also publicly available on our website at https://www.cmworks.com/investors/.

4. Conclusion

Despite having conducted a good faith reasonable country of origin inquiry, at this time CMCO is unable to determine with any reasonable degree of certainty the origin of all of the 3TG used in its products.

5. Future Mitigation Strategy

We will continue to communicate our expectations with our Conflict Minerals Policy to our     direct suppliers. We will continue to make inquiries to our direct suppliers and provide training and guidance to them regarding our Conflict Minerals Policy when appropriate. If we determine that any supplier is, or a reasonable risk exists that it may be, violating our Conflict Minerals Policy, we will require the supplier to devise and undertake suitable corrective action to move to a conflict free source. If suitable action is not taken, we will look to alternative sources for the product.